

12011828

AB
3/28
3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB
3/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 48072

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/11____ AND ENDING____12/31/11____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Options, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

440 South LaSalle Street, Suite 3600
                    (No. and Street)

Chicago, Illinois   60605
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan   312-431-0014
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CJBS, LLC
                    (Name – if individual, state last, first, middle name)

2100 Sanders Road, Suite 200   Northbrook   Illinois   60062-6141
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 9 2012

REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

-16-



OATH OR AFFIRMATION

I, __Stuart J. Kipnes__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Associated Options, Inc.__ , as of __December 31__ , 20__11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSOCIATED OPTIONS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011







ASSOCIATED OPTIONS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

ASSOCIATED OPTIONS, INC.

TABLE OF CONTENTS

 CJBS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Associated Options, Inc.
Chicago, Illinois

We have audited the accompanying statements of Associated Options, Inc. (an Illinois S Corporation) as of December 31, 2011 and for the year then ended. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of Associated Options, Inc. as of December 31, 2011 and for the year then ended in conformity with U.S. generally accepted accounting principles.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 14, 2012

ASSOCIATED OPTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

	Allowable	Non-Allowable	Total
Cash - Operating	$ 1,888,376	$ -	$ 1,888,376
Cash - Segregated Clearance	196,216	-	196,216
Receivables From Brokers or Dealers,			
Less Allowance for Doubtful Accounts of $285,000	793,263	318,811	1,112,074
Securities-Common Stock, at Fair Market Value	1,817,958	-	1,817,958
Security Deposit	-	8,000	8,000
TOTAL ASSETS	$ 4,695,813	$ 326,811	$ 5,022,624

LIABILITIES AND STOCKHOLDER'S EQUITY

Total Liabilities	$ -
Stockholder's Equity	
Common Stock	1,000
Retained Earnings	3,310,366
Accumulated Other Comprehensive Income (unrealized gains on Securities)	1,711,258
Total Stockholder's Equity	5,022,624
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,022,624

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE		
Commissions on Listed Option Transactions		$ 10,201,560
Other Revenue		22,410
Total Revenue		10,223,970
EXPENSES		
Salaries and Employment Costs for Stockholder Officer		2,548,395
Other Employee Compensation and Benefits		2,837,480
Commissions Paid to Other Brokers-Dealers		130,218
Regulatory Fees		35,198
Other Expenses		1,835,846
Total Expenses		7,387,137
NET INCOME		2,836,833
OTHER COMPREHENSIVE INCOME		
Unrealized Gains/(Loss) on Securities		
Unrealized Holding Gains/(Loss) Arising During The Period	$ 210,900	
TOTAL OTHER COMPREHENSIVE INCOME		210,900
TOTAL COMPREHENSIVE INCOME		$ 3,047,733

The accompanying notes are an integral part of these financial statements.

-2-

ASSOCIATED OPTIONS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

DECEMBER 31, 2011

BALANCE, Beginning of Year, January 1, 2011		$ 4,774,891
Net Income	$ 2,836,833	
Other Comprehensive Income - unrealized gain	210,900	
		3,047,733
Distributions to Stockholder		(2,800,000)
BALANCE, End of Year, December 31, 2011		$ 5,022,624

The accompanying notes are an integral part of these financial statements.

-3-

ASSOCIATED OPTIONS, INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2011

OPERATING ACTIVITIES	
Net Income	$ 3,047,733
Adjustment to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Realized and Unrealized (Gain)/Loss on Securities	(210,900)
Changes in Operating Assets and Liabilities	
(Increase) Decrease In:	
Receivables from Brokers or Dealers	49,450
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,886,283
FINANCING ACTIVITIES	
Stockholder Distributions	(2,800,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(2,800,000)
NET INCREASE (DECREASE) IN CASH	86,283
CASH - BEGINNING OF YEAR	1,998,309
CASH - END OF YEAR	$ 2,084,592

Supplemental Disclosures

1. The Corporation considers all investments having original maturities of less than 90 days to be cash equivalents.
2. The Corporation paid no interest expense during the year ended December 31, 2011.
3. The Corporation paid no federal income taxes during the year ended December 31, 2011.

The accompanying notes are an integral part of these financial statements.

NOTE A – ORGANIZATION

Associated Options, Inc. was formed as a Delaware Corporation on December 22, 1994. The Corporation operates as a brokerage execution firm, principally conducting its business activities from the floor of the Chicago Board Options Exchange ("CBOE"), Chicago, Illinois.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Corporation maintains its books using the accrual basis method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates.

Accounts Receivable

The Company carries its accounts receivable at cost, less an allowance for doubtful accounts, and provides an allowance of $285,000 at December 31, 2011, to reserve for potentially uncollectible accounts and discounts customers may take. The allowance is based on management's estimate and experience with collections.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

NOTE C – INCOME TAXES

The Corporation's sole stockholder made an election under Internal Revenue Code Section 1362, effective as of January 1, 1995, to be an S-corporation. As such, the stockholder is taxed on all the Corporation's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements. The tax returns of the Corporation are filed on the cash basis of accounting. Any state taxes are included in other expenses.

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States. As of December 31, 2011, management does not believe they have taken any tax positions that would require the recording of any additional tax liability nor do they believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2011, the Company's federal and state tax returns generally remain open for the last three years.

ASSOCIATED OPTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE D – COMMON STOCK

The Corporation is authorized to issue 20,000 shares of common stock at no par value per share. At December 31, 2011, 10,000 shares are issued and outstanding.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), and as such is required to maintain a net capital balance of $100,000. Total capital of the Corporation at December 31, 2011 was $5,022,624. The minimum capital requirements may effectively restrict the withdrawal of corporate equity.

NOTE F – COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c 3-1

Audited Net Capital at December 31, 2011 was $4,222,802.

No material differences exist with the Focus Report, Part IIA for the quarter ending December 31, 2011, as filed by Associated Options, Inc.

NOTE G – COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

NOTE H – CBOE MEMBERSHIP CONVERTED TO COMMON STOCK AT INITIAL PUBLIC OFFERING IN 2010

Associated Options, Inc owned a Chicago Board Options Exchange ("CBOE") membership (a seat), purchased September 2, 2003 for $212,000 and carried it at cost. The CBOE changed its organizational structure in 2010 from a non-stock corporation owned by its members to a wholly-owned subsidiary of a new holding company, CBOE Holdings, Inc., organized as a stock corporation.

The CBOE on June 15, 2010 launched an initial public offering at $29 a share. Associated Options, Inc. was granted 2 classes of stock in the IPO for its membership interest consisting of 40,000 shares of Class A-1 Restricted Common Stock and 40,000 shares of Class A-2 Restricted Common Stock. Shortly after the initial offering a special dividend of $1.25 per share was issued which represented a return of basis and totaled $100,000.

A tender offer from the proceeds from the CBOE's public offering was made to former members on both classes of restricted common stock on October 13, 2010 by CBOE Holdings, Inc. and on November 23, 2010 they purchased 5,000 Class A-1 shares and 5,000 Class A-2 shares from Associated Options, Inc. for $250,000.

The restrictions on the remaining 35,000 shares of Class A-1 and 35,000 shares of Class A-2 common stock, net of the tender offer, expired on December 15, 2010 and June 13, 2011, respectively and were automatically converted one for one into unrestricted common stock traded on the NASDAQ.

NOTE H – CBOE MEMBERSHIP CONVERTED TO COMMON STOCK AT INITIAL PUBLIC OFFERING IN 2010 (continued)

At December 31, 2011, the Company owned a total of 70,000 shares in regards to the conversion, carried on the Statement of Financial Condition at the closing market price of $25.86 per share, $1,810,200.

Associated Options, Inc. purchased an additional 300 shares of unrestricted common stock at the initial public offering at $29 per share. At December 31, 2011 the fair market value of these shares was $7,758.

NOTE I – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, assets or liabilities.

Level 2   Quoted prices in markets that are considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth, by level within the fair value hierarchy, the Company's investment assets at fair value as of December 31, 2011. As required by FASB ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2011, the Company had no investment assets at fair value classified within Level 2 or 3.

| | | Fair Value Measurements at 12/31/11 Using | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
	Total	(Level 1)	(Level 2)	(Level 3)
CBOE Holdings, Inc.				
Common Stock 70,000 shares, unrestricted	$1,810,200	$1,810,200	$ -	$ -
Common Stock 300 shares, unrestricted	7,758	7,758	-	-
TOTAL	$1,817,958	$1,817,958	$ -	$ -

NOTE I – FAIR VALUE MEASUREMENTS (continued)

The table below summarizes the activity for investments in equity securities classified as available-for-sale measured at fair value on a recurring basis for the year ended December 31, 2011.

Balance at January 1, 2011	$ 1,607,058
Net unrealized gains included in:	
Other comprehensive income	210,900
Balance at December 31, 2011	$ 1,817,958

Common stock securities, comprised of 35,000 shares of CBOE Class A-2 Common Stock, classified as Level 2 as of December 31, 2010 were transferred to Level 1 as of June 13, 2011 when all restrictions expired.

NOTE J – OFF-BALANCE-SHEET RISK

In connection with the Corporation's floor brokerage activities, which encompass 100% of the Corporation's business activity as a floor execution firm, there are no transactions or other off-balance-sheet financial instruments. There is no market or credit risk in excess of the amounts recorded in the statement of financial condition. All operating cash balances are 100% insured by the Federal Deposit Insurance Corporation.

The segregated clearance cash account is an SIPC money market securities account. The segregated clearance cash amount as well as the common stock securities in the statement of financial condition are subject to market risk.

Net sales for the year ended December 31, 2011 includes commissions from three major customers, which accounted for approximately 25.82%, 17.12%, and 10.54%, respectively, of the total net commissions of the Company.

NOTE K – SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through February 14, 2012, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 15C 3-1 AND 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Associated Options, Inc.
Chicago, Illinois

We have audited the financial statements of Associated Options, Inc. as of and for the year ended December 31, 2011, which expressed an unqualified opinion on those financial statements, and have issued our report thereon dated February 14, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-17 is presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 15c 3-1 and 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 14, 2012

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

 CJBS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Associated Options, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g).

Because the Corporation does not carry any securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Corporation in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

-10-

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

It is not practicable for a company of this size to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and, as a result, greater reliance is placed on the close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Chicago Board of Options Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 14, 2012

 **CJBS**

To the Board of Directors of Associated Options, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011 which were agreed to by Associated Options, Inc. and the Securities and Exchange Commission, Chicago Board Options Exchange, and SIPC solely to assist you and the other specified parties in evaluating Associated Options, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Associated Options, Inc.'s management is responsible for the Associated Options, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 14, 2012

-12-

ASSOCIATED OPTIONS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2011

Total Stockholder's Equity From Statement of Financial Condition	$ 5,022,624
Total Stockholder's Equity Qualified for Net Capital	$ 5,022,624
Total Capital	$ 5,022,624
Deductions	
Total Non-allowable Assets From Statement of Financial Condition	(326,811)
Net Capital Before Haircuts on Securities Positions	4,695,813
General Rule Haircut on Securities	(272,694)
Undue Concentration Deduction	(200,317)
Net Capital	4,222,802
Minimum Net Capital Requirement	(100,000)
EXCESS NET CAPITAL	$ 4,122,802

In regards to SEC Rule 15c 3-1, "Net Capital Requirements for Brokers or Dealers" no unusual differences exist between the computation reported above and Associated Option, Inc.'s unaudited filing of Part IIA of the FOCUS report.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO.
	8-48072 [14]
	FIRM I.D. NO.

Associated Options, Inc. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

36-3996772 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

440 South LaSalle Street, Suite 3600 [20]

(No. and Street)

01/01/11 [24]

AND ENDING (MM/DD/YY)

Chicago [21]   **Illinois** [22]   60605   [23]

(City)   (State)   (Zip Code)

12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code) — Telephone No.

Jacqueline Sloan [30]   312-431-0014 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]   [33]

[34]   [35]

[36]   [37]

[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____14_____ day of February _____ 20 12
Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

-14-

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CJBS, LLC

| | 70 |

ADDRESS

2100 Sanders Rd, Suite 200 | 71 | Northbrook | 72 | Illinois | 73 | 60062-6141 | 74 |

| Number and Street | City | State | Zip Code |

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States or any of its possessions | 77 |

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			